Amherst Pierpont Securities LLC and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2016
(Confidential Treatment Requested)

Assets

Cash and cash equivalents	$	94,297,272
Cash segregated under federal regulations		14,000,000
Securities borrowed		1,193,595,833
Securities purchased under resale agreements at fair value		8,690,012,565
Deposits at clearing organizations		10,584,904
Receivable from broker-dealers and clearing organizations		250,573,711
Receivable from customers		66,996,013
Financial instruments owned, at fair value (including securities pledged of $3,657,373,159)		4,080,661,396
Accrued interest receivable		22,727,376
Fixed assets and leasehold improvements, net		5,843,129
Other assets		5,190,353
Total assets	$	14,434,482,552

Liabilities

Securities loaned	$	170,012,047
Securities sold under repurchase agreements at fair value		12,218,260,912
Payable to broker-dealers and clearing organizations		174,330,411
Payable to customers		32,205,618
Securities sold, not yet purchased, at fair value		1,435,274,306
Accrued interest payable		14,620,669
Other liabilities		65,044,223
Total liabilities		14,109,748,186
Commitments (Note 10)		
Member's equity		
Member's equity		324,734,366
Total liabilities and member's equity	$	14,434,482,552

The accompanying notes are an integral part of these consolidated financial statements.